SCHEDULE 13G

Amendment No. 1
Eidos plc
American Depositary Receipts
Cusip # 282485101


Cusip # 282485101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	None
Item 6:	None
Item 7:	774,500
Item 8:	None
Item 9:	774,500
Item 11:	51.55%
Item 12:	HC




Cusip # 282485101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	774,500
Item 8:	None
Item 9:	774,500
Item 11:	51.55%
Item 12:	IN



Cusip # 282485101
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	774,500
Item 8:	None
Item 9:	774,500
Item 11:	51.55%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Eidos plc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Ferry House, 51-57 Lacy Road
		Putney, London SW15 1PR, United Kingdom

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		American Depositary Receipts

Item 2(e).	CUSIP Number:

		282485101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	774,500

	(b)	Percent of Class:
	51.55%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	None

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	774,500

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Receipts of Eidos plc. The interest of one person, Fidelity Advisor Strategic
Opportunities Fund , an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of Eidos plc, amounted to 400,000 American Depositary Receipts or 26.62% of the total outstanding American Depositary Receipts at March 31, 1997. The interest of another person, Fidelity Select Software and Computer Services Portfolio, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of Eidos plc, amounted to 190,000 American Depositary Receipts or 12.65% of the total outstanding American Depositary Receipts at March 31, 1997. The interest of another person, Fidelity Low-Priced
Stock Fund, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of Eidos plc, amounted to 100,000 American Depositary Receipts or 6.66% of the total outstanding American Depositary Receipts at March 31, 1997. The interest of another person, Fidelity Export Fund, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of Eidos plc, amounted to 84,500 American Depositary Receipts or 5.62% of the total outstanding American Depositary Receipts at March 31, 1997.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the American Depositary Receipts of Eidos plc at March 31, 1997 is true, complete and correct.



	April 8, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 774,500 American Depositary Receipts or 51.55% of the American Depositary Receipts outstanding of Eidos plc ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Advisor Strategic Opportunities Fund, amounted to 400,000 American Depositary Receipts or 26.62% of the American Depositary Receipts outstanding. Fidelity Advisor Strategic Opportunities Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Select Software and Computer Services Portfolio, amounted to 190,000 American Depositary Receipts or 12.65% of the American Depositary Receipts outstanding. Fidelity Select Software and Computer Services Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 100,000 American Depositary Receipts or 6.66% of the American Depositary Receipts outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts
02109.

	The ownership of one investment company, Fidelity Export Fund, amounted to 84,500 American Depositary Receipts or 5.62% of the American Depositary Receipts outstanding. Fidelity Export Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 774,500 American Depositary
Receipts owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the American Depositary Receipts owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the American Depositary Receipts under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on April 8, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the American Depositary Receipts of Eidos plc at March 31, 1997.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Advisor Strategic Opportunities
Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Select Software and Computer
Services Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary


	Fidelity Low-Priced Stock Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Export Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary